Exhibit 99.1

Claude Provides Date for Q3 Results and Conference Call

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

SASKATOON, SK, Oct. 20, 2014 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") will release its third quarter operating and financial results prior to market open on November 3, 2014.

In addition to the news release, the Company will host a conference call and webcast on November 3, 2014 beginning at 11:00 AM Eastern Time to discuss the results.

To participate in the conference call please dial 1-647-427-7450 or 1-888-231-8191.  A replay of the conference call will be available until November 10, 2014 by calling 1-855-859-2056 and entering the password 21337581.

To view and listen to the webcast on November 3, 2014 please use the following URL in your web browser: http://www.newswire.ca/en/webcast/detail/1427494/1585874

Claude Resources Inc. is a public gold exploration and mining company based in Saskatoon, Saskatchewan with an asset base located entirely in Canada. Its shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information: Marc Lepage, Manager, Investor Relations, Phone: (306) 668-7501, Email: ir@clauderesources.com, Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 17:00e 20-OCT-14